                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                               H. D. VEST, INC.
                               (Name of Issuer)

                         Common Stock, $.05 par value
                        (Title of Class of Securities)

                                  404150-10-4
                                (CUSIP Number)

                               R. Bredt Norwood
                    6333 North State Highway 161, 4th Floor
                              Irving, Texas 75038
                                (972) 870-6000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 22, 2001
          (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Herb D. Vest
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,390,181
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,523,150
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,867,031
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,390,181
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock, $..05 par value (the "Common Stock"), of H.D. Vest, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 6333 North State Highway 161, 4th Floor, Irving, Texas 75038.

Item 2.     Identity and Background

       (a)  Herb D. Vest
       (b)  H.D. Vest, Inc.
            6333 North State Highway 161, 4th Floor
            Irving, Texas 75038
       (c) Mr. Vest is Chairman of the Board and Chief Executive Officer of the Company.
       (d) During the last five years, Mr. Vest has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
       (e) During the last five years, Mr. Vest has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Vest was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       (f)  United States


Item 3.     Source and Amount of Funds or Other Consideration

       Not applicable

Item 4.     Purpose of Transaction

       The Company has entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Wells Fargo & Company ("Wells Fargo") and Starlite Merger Co. ("Starlite"), a wholly-owned subsidiary of Wells Fargo, effective March 22, 2001, whereby Starlite will be merged into the Company, and the Company will become a wholly-owned subsidiary of Wells Fargo. Herb Vest entered into a letter agreement with Wells Fargo in connection with the execution of the Merger Agreement whereby Mr. Vest agreed not to sell or transfer any shares in the Company and agreed to vote all of his shares in favor of the merger.


                 [Remainder of page intentionally left blank]

Item 5.     Interest in Securities of the Issuer

Herb D. Vest:

        (a)  Amount beneficially owned:                                    4,390,181*

            Percentage of class:                                                70.2%

       (b)  Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:               4,390,181

            (ii)   shared power to vote or to direct the vote:                     0

            (iii)  sole power to dispose or direct the disposition of:     1,523,150

            (iv)   shared power to dispose or direct the disposition of:   2,867,031

* Includes 579,148 shares issuable pursuant to currently exercisable options and 250,067 shares issuable upon conversion of preferred stock.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


       Herb Vest entered into a letter agreement with Wells Fargo in connection with the execution of the Merger Agreement whereby Mr. Vest agreed not to sell or transfer any shares in the Company and agreed to vote all of his shares in favor of the merger.

Item 7.     Material to be Filed as Exhibits

       The letter agreement referenced in Items 4 and 6 is attached hereto as Exhibit A.

                 [Remainder of page intentionally left blank]

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Herb D. Vest
Date: May 18, 2001                 ____________________________________
                                               Herb D. Vest

                                   EXHIBIT A
                 LETTER AGREEMENT CONCERNING VOTING OF SHARES



March 22, 2001



Wells Fargo & Company
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN  55479

Ladies and Gentlemen:

     It is the undersigned's understanding that contemporaneously herewith, Wells Fargo & Company, a Delaware corporation ("Wells Fargo") and H.D. Vest,
                                                -----------
Inc., a  Texas corporation (the "Company"), are entering into that certain
                                 -------
Agreement and Plan of Merger, dated March 22, 2001 (the "Merger Agreement"), by
                                                         ----------------
and among the Company, Wells Fargo, and Starlite Merger Co., a Texas corporation and wholly owned subsidiary of Wells Fargo ("Merger Sub"), whereby, upon the
                                             ----------
terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Wells Fargo (the "Merger").
                                ------

     The undersigned is a shareholder of the Company and is entering into this letter agreement (this "Agreement") in connection with the entering into of the
                        ---------
Merger Agreement. Prior to the execution of this Agreement, the Board of Directors of the Company approved this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby.

     The undersigned, acting solely in his capacity as a shareholder of the Company, confirms his agreement with you as follows:

     1. The undersigned represents, warrants and agrees that Schedule I attached hereto sets forth the shares of the Company's capital stock of which the undersigned is the record or beneficial owner and that the undersigned is on the date hereof the lawful owner of the number of shares set forth therein, free and clear of all voting agreements and commitments of any kind and free and clear of all liens and encumbrances except as set forth in Schedule I.  Except as set forth in Schedule I, the undersigned does not own or hold any rights to acquire any additional shares of the Company's capital stock (by
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                                                                          Page 8

exercise of stock options, warrants or otherwise) or any interest therein or any voting rights with respect to any additional shares.

     2. The undersigned agrees that, prior to the meeting of the shareholders of the Company contemplated by Section 5.2 of the Merger Agreement, or any adjournment or postponement thereof, the undersigned will not, without the prior written consent of Wells Fargo, contract to sell, or otherwise transfer or dispose of any shares of the Company's capital stock to which he has dispositive power or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (i) pursuant to the Merger, (ii) the disposition of shares of the Company's capital stock to the Company in connection with the exercise of stock options, or (iii) transfers by operation of law.

     3. The undersigned agrees that all shares of the Company's capital stock beneficially owned by the undersigned at the record date for any meeting of shareholders of the Company called to consider and vote on the Merger and with which the undersigned has the power to vote will be voted by the undersigned in favor of the Merger.

     4. The undersigned agrees to reasonably cooperate with Wells Fargo in connection with the Merger. The undersigned agrees that the undersigned will not, directly or indirectly, solicit any inquiries or proposals from, or enter into, or continue any discussions, negotiations or agreements relating to a business combination, merger or consolidation of the Company with, or to the acquisition of its voting securities by, or to the direct or indirect acquisition or disposition of a significant amount of assets otherwise than in the ordinary course of business of the Company from or to, any person other than Wells Fargo or vote in favor of any such proposal or transaction.

     5. This agreement shall be governed by, and interpreted in accordance with, the laws of the State of Texas.

     This letter agreement shall terminate upon the termination of the Merger Agreement pursuant to its terms.

                                             Very truly yours,


                                             /s/ Herb D. Vest
                                             -----------------------------
                                             Herb D. Vest

     2.  SCHEDULE I


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                                                                            SHARES
                                                                             WITH
                                        SHARES            SHARES            SHARED                        RIGHTS TO ACQUIRE
                   SHARES OWNED          OWNED           WITH POWER        POWER TO                       ADDITIONAL SHARES
    NAME             DIRECTLY          INDIRECTLY          TO VOTE           VOTE       LIENS             OR VOTING RIGHTS
-----------------------------------------------------------------------------------------------------------------------------------
Herb D. Vest  Common Stock-3,560,966       N/A     Common Stock-3,560,966     N/A   See Exhibit "A"   Options to
              Preferred Stock-250,067              Preferred Stock-250,067          attached hereto.  purchase
              Options to                           Options to                                         Common Stock - 579,148
              Purchase                             Purchase                                           Preferred Stock - 250,067
              Common Stock-579,148                 Common Stock-579,148                               (convertible on a one-for-one
                                                                                                      basis)
-----------------------------------------------------------------------------------------------------------------------------------